March 15, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director

Lisa Kohl, Staff Attorney

Lilyanna Peyser, Special Counsel

Jim Allegretto, Senior Assistant Chief Accountant

Andrew Blume, Staff Accountant

Re:	US Foods, Inc.

Registration Statement on Form S-4

File No. 333-185732

Ladies and Gentlemen:

US Foods, Inc. (the “Company”) hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, General Counsel,and Chief Compliance Officer
US Foods, Inc.

cc:	Allan D. Swanson, Chief Financial Officer

Dirk Locascio, Corporate Controller

Gail Sharps Myers, Senior Vice President & Deputy General Counsel

James Pyle, Associate General Counsel

US Foods, Inc.

Kevin T. Collins

Elaine Wolff

Jenner & Block LLP